United States Securities and Exchange Commission
Washington, DC 20549

Notice of Exempt Solicitation

1.	Name of Registrant:

BRINKER INTERNATIONAL

2.	Name of person relying on exemption:

THE ACCOUNTABILITY BOARD, INC.

3.	Address of person relying on exemption:

401 Edgewater Pl #600, Wakefield, MA 01880

4.	Written materials:

The attached written materials are submitted pursuant to a voluntary application of Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule but is made in the interest of public disclosure and consideration of these important issues.

Dear fellow Brinker shareholders,

The Accountability Board, Inc. is proud to include Brinker in our investment portfolio.

As described at AccountabilityBoard.org, we use the Global Voting Principles of Institutional Shareholder Services (ISS) as our guidepost when evaluating and engaging the companies in our investment portfolio. These principles are centered on the four key tenets of accountability, stewardship, independence, and transparency.

We’ve analyzed Brinker’s latest proxy and will be voting FOR the election of each director.

In particular, we believe the current leadership structure (with an independent director serving as Chairman) best serves shareholders. And we were also pleased to see that last year, the Board adopted a policy allowing virtual attendance at shareholder meetings, which we believe strengthens accountability to shareholders. We were also pleased to see that under the Board’s leadership, the company published its first-ever comprehensive sustainability report, featuring disclosures on climate, diversity, animal welfare, and other important ESG matters.

We’ll also be voting FOR Proposal #5 (a shareholder proposal requesting a report on antibiotics).

We agree with ISS that “Companies should provide sufficient and timely information that enables shareholders to understand key issues, make informed vote decisions, and effectively engage with companies on substantive matters that impact shareholders’ long-term interests in the company” and believe the requested report comports with this principle.

For these reasons, among others, The Accountability Board will be supporting the election of each director as well as Proposal #5.

Thank you.

Note: We are not asking for and cannot accept your proxy card. Please vote FOR the shareholder proposal on the proxy received from the management, following the instructions enclosed with the proxy as to how to cast your ballot.